

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2014

<u>Via E-mail</u>
Robert G. Kramer
Chief Financial Officer
Emergent BioSolutions, Inc.
2273 Research Boulevard
Suite 400
Rockville, MD 20850

> **Re: Emergent BioSolutions, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 10, 2014**
> **Form 10-Q for the Quarterly Period Ended September 30, 2014**
> **Filed November 10, 2014**
> **File No. 001-33137**

Dear Mr. Kramer:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask that you provide us information so we may better understand your disclosures.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended December 31, 2014
Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Operations Overview
Research and Development Expenses

1. Please tell us why you believe classifying legal costs of pursuing patent protection of your intellectual property as research and development complies with ASC 730-10-55-2i.

Form 10-Q for the Quarterly Period Ended September 30, 2014
Management's Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations

2. Please provide us proposed disclosure to be included in future filings to include the interest in connection with the convertible debt in the contractual obligations table.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Wuenschell, Staff Accountant, at (202) 551-3467 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant